January 7, 2009
Mr. Larry Spirgel
Assistant Director
United States Securities & Exchange Commission
Division of Corporation Finance
AD11
100 F Street N.E., Mail Stop 3720
Washington, D.C. 20549-3720

Re:	TRM Corporation
Form 10-K for the year ended December 31, 2007
Filed March 31, 2008
File No. 0-19657
Dear Mr. Spirgel:
          A copy of this letter has been furnished through EDGAR as correspondence.
          This letter sets forth TRM Corporation’s (the “Registrant”) response to the comments of the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 22, 2008 (the “Second Comment Letter”).
          For your convenience, the Staff’s comments have been repeated in bold type. The Registrant’s response to the comments are set forth immediately below the text of the comment.
Form 10-K

Critical Accounting Estimates
Goodwill

1.	We note your response to comment 1. You determined that the fair value of your reporting unit at November 30, 2007 was greater than the carrying value by approximately $1.6 million. You took the position that a step one impairment analysis was not required at March 31 and June 30, 2008 because there were no events or circumstances that occurred that more likely than not would have reduced the fair value of the reporting unit below its carrying value. Tell us whether you took the same position at September 30, 2008. Tell us whether you expect to recognize an impairment charge in the last quarter of 2008 in connection with your November 30, 2008 annual impairment test. If this is not the case, in light of continuing operating losses, negative operating cash flows and considering the continuing decline in your stock price and market capitalization, please provide us with a detailed analysis of your significant assumptions with respect to the valuation of your reporting unit. Your analysis should address significant risks and uncertainties underlying the recoverability of associated goodwill, including but not limited to the following.

Securities and Exchange Commission
January 7, 2009

•	Whether actual cash flows in 2008 are consistent with the estimated cash flows under the income approach you used in your November 30, 2007 valuation of your reporting unit.

•	Whether the estimated cash flows you used in your November 30, 2007 valuation of your reporting unit are consistent with the most recent budgets and plans approved by management.

•	How you considered the effect of recent business trends and uncertainties in your estimates.

•	What critical quantitative factors were used in each valuation method and their sensitivity to change in the near term.

•	How you considered estimates and expectations that marketplace participants would use in their estimates of fair value.

•	How you considered various valuation methodologies that could be used in testing goodwill for impairment.

•	Why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

•	How you weight each of the methods used, including your basis for that weighting (if multiple approaches are used).

•	How you bridged any discrepancy in fair value derived under various approaches.

•	Whether your valuation under a market approach accounted for a control premium and your basis for measurement or adjustment.

•	How the assumptions and methodologies used for goodwill impairment testing have changed since the prior year, highlighting the impact of any changes.

•	Whether you used the same methodologies for impairment testing during interim periods when impairment indicates are present.

In addition, tell us in more detail why you believe that the trading price of your common stock is not indicative of your value but, rather, reflects temporary market condition for the securities of financial services companies generally.

Securities and Exchange Commission
January 7, 2009

The registrant took the same position at September 30, 2008 that it took at March 31 and June 30, 2008. There were no events or circumstances that occurred that, more likely than not, would have reduced the fair value of the reporting unit below its carrying value. The Registrant continued to report positive improvement in its financial results as a result of the consolidation of costs due to synergies that occurred since its acquisition of LJR Consulting Corp. on April 18, 2008.

The Registrant is in the process of closing its books for its last quarter of 2008 and has also engaged the same external firm it has used for the past four years to help value its reporting unit. The valuation will be prepared as of November 30, 2008 and will, as in the past, include the use of multiples of earnings, estimates for revenue, operating cost, operating margin, income, EBITDA and stock price. A combination of both the Income Approach and the Market Approach likely will be employed.

Based on the timing of Registrant’s receipt of the Second Comment Letter, combined with the time the Registrant will require to diligently close its books for the last quarter of the year, the availability of the Registrant’s valuation firm and its estimated time to complete Step 1 and potentially Step 2 of the goodwill impairment analysis, and the start of its annual audit by its external accountants, the Registrant respectfully submits that it will be able to fully respond to the Staff’s request by March 16, 2009. The Registrant will communicate as requested, whether it expects to recognize an impairment charge in its last quarter of 2008.

If Registrant’s analysis concludes that goodwill is not impaired, the Registrant will, as requested, provide a detailed analysis of its assumptions with respect to the valuation of the reporting unit and will address significant risks and uncertainties underlying the recoverability of goodwill.

2.	We believe that your critical accounting policies and estimates section on page 32, particularly your disclosures of assessing the recoverability of goodwill, appears to be too general in nature to provide an investor with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Please expand your disclosures to describe the assumptions used, and provide information as to known trends, uncertainties in your estimates, or other factors that will result in, or that are reasonably likely to result in, any material impairment charges in future periods. For example, your policy note should quantify the projected cash flows used in your analysis, the growth rate used in projecting cash flows, quantify the discount rate, include terminal value assumptions, and discuss how you assessed your reporting unit under paragraphs 30 and 31 of SFAS 142. Given the materiality of goodwill to your financial statements as a whole, this detailed information will provide the reader with a greater insight into the quality and variability of your financial position and operating results. Refer to Release No. 33-8350 “Interpretation:

Securities and Exchange Commission
January 7, 2009

Commission Guidance regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Registrant will expand its disclosures for critical accounting policies and estimates to detail its position on the recoverability of goodwill in its Form 10-K for the fiscal year ending December 31, 2008. It will include assumptions used, provide information on known trends, describe uncertainties or other factors, supply cash flow estimates and discuss how this information could result in an impairment charge in future periods. The Registrant will note how it assessed its reporting unit under paragraphs 30 and 31 of SFAS 142.
          If you have any questions or comments regarding this letter, please contact the undersigned at (503) 943-2655.

Very truly yours,
/s/ Michael J. Dolan

Michael J. Dolan Chief Financial Officer

cc:	Richard B. Stern Julie H. Wilson